UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                   Advance Display Technologies, Inc. ("ADTI")
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                                (Name of Issuer)

                     Common Stock, $.001 par value per share
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                         (Title of Class of Securities)

                                   007422306 5
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                                 (CUSIP Number)


               David J. Babiarz, Esq., 7720 East Belleview Avenue,
                 Ste. 200, Englewood, CO 80111; (303) 779-5900
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                    10/03/97
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _____.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  007422306
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1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Kenneth P. Warner          SSN: ###-##-####

2        Check the Appropriate Box if a Member of a Group

         N/A

3        SEC USE ONLY

4        Source of Funds *

         N/A

5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)



6        Citizenship or Place of Organization

         United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7        Sole Voting Power:                 1,500,000

8        Shared Voting Power:               --00--

9        Sole Dispositive Power:            1,500,000

10       Shared Dispositive Power:          --00--

11       Aggregate Amount Beneficially Owned by Each Reporting Person: 1,500,000

12       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares *

13       Percent of Class Represented by Amount in Row (11):  6.6%

14       Type of Reporting Person *

         IN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1: SECURITY AND ISSUER

     This Schedule relates to the acquisition of beneficial ownership of Common Stock, par value $.001 of Advance Display Technologies, Inc. (hereinafter the "Company'), whose principal place of business is located at 1251 South Huron Street, Unit C, Denver, Colorado 80223.


Item 2: IDENTITY AND BACKGROUND

     a.   Name--Kenneth P. Warner

     b.   Address--1251 South Huron Street, Suite C, Denver, Colorado 80223

     c. Occupation-- President and Chief Executive Officer of Advance Display Technologies, Inc.

     d. During the past five years, Mr. Warner has not been convicted in any criminal proceeding.

     e. During the past five years, Mr. Warner has not been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order adjoining future violation of, prohibiting or mandating activities subject to, Federal or state securities laws.

     f.   Mr. Warner is a citizen of the United States of America.


Item 3: SOURCE OF FUNDS OR OTHER CONSIDERATION

     N/A


Item 4: PURPOSE OF TRANSACTION

     On October 3, 1997,  Mr. Warner was elected  President and Chief  Executive
Officer of the Company by the Board of Directors. As part of his Executive Employment Agreement, Mr. Warner received a total of 1,500,000 stock options at an exercise price of $0.1315 per share. Of the 1,500,000 options, 437,500 vested immediately and the remaining 1,062,500 options will vest in increments of 31,250 options per month that Mr. Warner remains employed with the Company. The options were acquired by Mr. Warner in connection with his employment by the Company, and for investment purposes.

     At the present time, the Reporting Person has no plan to effect any transaction which would have the effect of, or result in, any of the following:

     a. The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

     b.   An   extraordinary   corporate   transaction,   such   as  a   merger,
          reorganization or liquidation, involving the Company or any of its subsidiaries;

     c. A sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

     d. Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     e. Any material change in the present capitalization or dividend policy of the Company;

     f. Any other material change in the Company's business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

     g. Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     h. Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     i. A class of equity securities of the Company become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1934; or

     j.   Any action similar to any of those enumerated above.


Item 5: INTEREST IN SECURITIES OF THE ISSUER

     a. As of the date of the filing of this Schedule, Mr. Warner is deemed to beneficially own 468,750 shares of Common Stock of the Company. Additional options will vest at the rate of 31,250 per month (up to an aggregate of 1,031,250 additional options for a total of 1,500,000 options) during which Mr. Warner remains employed by the Company. As a precautionary measure, Mr. Warner has reported beneficial ownership of the entire 1,500,000 shares in this Schedule. Such ownership represents 6.6% of the issued and outstanding Common Stock of the Company.

     b. Mr. Warner has the sole power to vote and has sole dispositive right with regard to the 1,500,000 shares of Common Stock.

     c. On October 3, 1997, Mr. Warner received a total of 1,500,000 options at the exercise price of $0.1315 in connection with his employment by the Company.

     d.   N/A

     e.   N/A

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     There are no contracts, arrangements, understandings or relationships of the type required to be disclosed under this Item between the Reporting Person and any other person.


Item 7: MATERIAL TO BE FILED AS EXHIBITS

     There is no material required to be filed as exhibits to this Schedule.



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the Statement to Schedule 13D is true, correct and complete.



/s/  KENNETH P. WARNER
----------------------------------       Date: November 4, 1997
Kenneth P. Warner                             ----------------------------------